UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SUMMIT WIRELESS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

86633R104
(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86633R104	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Carl E. Berg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,744,928 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,744,928
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,744,928
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents 1,607,197 shares of the Issuer’s common stock and 137,731 shares underlying warrants to purchase shares of the Issuer’s common stock.

(2)	The percentage set forth in row (11) is based on 15,366,327 outstanding shares of the Issuer’s common stock as of November 14, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 15, 2018.

CUSIP No. 86633R104	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Summit Wireless Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices 6840 Via Del Oro, Suite 280, San Jose, CA 95119

Item 2.

(a)	Name of Person Filing Carl E. Berg

(b)	Address of the Principal Office or, if none, residence 10050 Bandley Dr. Cupertino, CA 95014

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, $0.0001 value per share

(e)	CUSIP Number 86633R104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable (this Schedule is being filed pursuant to Rule 13d-1(d)).

CUSIP No. 86633R104	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,744,928

(b)	Percent of class: 11.3%

(c)	Number of shares as to which the Reporting Person has:

a.	Sole power to vote or to direct the vote: 1,744,928

b.	Shared power to vote or to direct the vote: 0

c.	Sole power to dispose or direct the disposition of: 1,744,928

d.	Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

[Signatures on Following Page]

CUSIP No. 86633R104	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

/s/ Carl E. Berg
Carl E. Berg